UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100- 8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 14, 2018

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 2018

On August 14, 2018, we published our unaudited quarterly consolidated financial statements as of and for the three months ended June 30, 2018 prepared in accordance with Japanese GAAP as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects - Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission.

Financial Information

1.

The quarterly consolidated financial statements of Mizuho Financial Group, Inc. (“MHFG”) are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64 of 2007). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

2.

Ernst & Young ShinNihon LLC conducted a quarterly review on the quarterly consolidated financial statements of MHFG for the three months ended June 30, 2018, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I.	Quarterly Consolidated Financial Statements

    (1) Quarterly Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2018		As of June 30, 2018
Assets
Cash and Due from Banks		47,725,360		46,205,276
Call Loans and Bills Purchased		715,149		1,940,563
Receivables under Resale Agreements		8,080,873		9,709,658
Guarantee Deposits Paid under Securities Borrowing Transactions		4,350,527		2,169,172
Other Debt Purchased		2,713,742		2,593,511
Trading Assets		10,507,133		12,461,929
Money Held in Trust		337,429		308,716
Securities	*2	34,183,033	*2	33,597,118
Loans and Bills Discounted	*1	79,421,473	*1	80,797,606
Foreign Exchange Assets		1,941,677		2,012,127
Derivatives other than for Trading Assets		1,807,999		1,614,184
Other Assets		4,588,484		5,185,418
Tangible Fixed Assets		1,111,128		1,100,849
Intangible Fixed Assets		1,092,708		1,084,923
Net Defined Benefit Asset		996,173		977,672
Deferred Tax Assets		47,839		43,524
Customers’ Liabilities for Acceptances and Guarantees		5,723,186		6,017,315
Reserves for Possible Losses on Loans		(315,621)		(266,950)

Total Assets		205,028,300		207,552,619

	(Millions of yen)
	As of March 31, 2018	As of June 30, 2018
Liabilities
Deposits	125,081,233	125,836,832
Negotiable Certificates of Deposit	11,382,590	12,032,532
Call Money and Bills Sold	2,105,293	2,551,035
Payables under Repurchase Agreements	16,656,828	16,421,312
Guarantee Deposits Received under Securities Lending Transactions	1,566,833	1,461,051
Commercial Paper	710,391	753,308
Trading Liabilities	8,121,543	7,884,107
Borrowed Money	4,896,218	4,917,467
Foreign Exchange Liabilities	445,804	440,990
Short-term Bonds	362,185	335,948
Bonds and Notes	7,544,256	7,872,869
Due to Trust Accounts	4,733,131	4,587,255
Derivatives other than for Trading Liabilities	1,514,483	1,387,551
Other Liabilities	3,685,585	4,797,631
Reserve for Bonus Payments	66,872	16,055
Reserve for Variable Compensation	3,242	4,085
Net Defined Benefit Liability	58,890	58,842
Reserve for Director and Corporate Auditor Retirement Benefits	1,460	1,269
Reserve for Possible Losses on Sales of Loans	1,075	2,578
Reserve for Contingencies	5,622	5,342
Reserve for Reimbursement of Deposits	20,011	18,064
Reserve for Reimbursement of Debentures	30,760	29,561
Reserves under Special Laws	2,361	2,358
Deferred Tax Liabilities	421,002	430,894
Deferred Tax Liabilities for Revaluation Reserve for Land	66,186	65,948
Acceptances and Guarantees	5,723,186	6,017,315

Total Liabilities	195,207,054	197,932,212

Net Assets
Common Stock and Preferred Stock	2,256,548	2,256,767
Capital Surplus	1,134,922	1,138,449
Retained Earnings	4,002,835	4,069,202
Treasury Stock	(5,997)	(6,709)

Total Shareholders’ Equity	7,388,309	7,457,709

Net Unrealized Gains (Losses) on Other Securities	1,392,392	1,447,258
Deferred Gains or Losses on Hedges	(67,578)	(88,011)
Revaluation Reserve for Land	144,277	143,738
Foreign Currency Translation Adjustments	(85,094)	(102,730)
Remeasurements of Defined Benefit Plans	293,536	283,430

Total Accumulated Other Comprehensive Income	1,677,534	1,683,685

Stock Acquisition Rights	1,163	728
Non-controlling Interests	754,239	478,282

Total Net Assets	9,821,246	9,620,407

Total Liabilities and Net Assets	205,028,300	207,552,619

(2) Quarterly Consolidated Statement of Income and

      Quarterly Consolidated Statement of Comprehensive Income

      Quarterly Consolidated Statement of Income

	(Millions of yen)
	For the three months ended June 30, 2017		For the three months ended June 30, 2018
Ordinary Income		793,607		957,667
Interest Income		381,591		472,864
Interest on Loans and Bills Discounted		246,024		287,227
Interest and Dividends on Securities		59,730		73,376
Fiduciary Income		10,942		11,476
Fee and Commission Income		156,381		166,932
Trading Income		57,374		74,455
Other Operating Income		86,592		89,272
Other Ordinary Income	*1	100,724	*1	142,667
Ordinary Expenses		651,263		748,562
Interest Expenses		188,736		277,446
Interest on Deposits		78,477		101,705
Fee and Commission Expenses		40,431		40,769
Other Operating Expenses		23,611		21,032
General and Administrative Expenses		362,106		355,066
Other Ordinary Expenses	*2	36,377	*2	54,247

Ordinary Profits		142,344		209,104

Extraordinary Gains	*3	1,659	*3	8,031
Extraordinary Losses	*4	1,821	*4	821

Income before Income Taxes		142,182		216,313

Income Taxes:
Current		50,611		45,765
Deferred		(36,991)		3,228

Total Income Taxes		13,619		48,993

Profit		128,562		167,320

Profit Attributable to Non-controlling Interests		10,272		6,304

Profit Attributable to Owners of Parent		118,290		161,015

      Quarterly Consolidated Statement of Comprehensive Income

	(Millions of yen)
	For the three months ended June 30, 2017	For the three months ended June 30, 2018
Profit	128,562	167,320
Other Comprehensive Income	53,619	4,441
Net Unrealized Gains (Losses) on Other Securities	63,494	52,684
Deferred Gains or Losses on Hedges	910	(20,443)
Revaluation Reserve for Land	(0)	—
Foreign Currency Translation Adjustments	(4,019)	(13,922)
Remeasurements of Defined Benefit Plans	3,973	(9,720)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(10,737)	(4,156)

Comprehensive Income	182,182	171,761

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	174,934	167,705
Comprehensive Income Attributable to Non-controlling Interests	7,247	4,055

Notes to Quarterly Consolidated Financial Statements

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business giving due regard to creating value for diverse stakeholders and realizing improved corporate value through the continuous and stable growth of MHFG group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a performance-based stock compensation program using a trust (the “Program”) that functions as an incentive for each Director, Executive Officer, and Specialist Officer to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to Directors, Executive Officers, and Specialist Officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) in accordance with the Rules on Distribution of Shares to be prescribed in advance. The number of MHFG’s shares to be distributed will be determined pursuant to a performance evaluation based on the annual business plan.

A structure has been introduced for the distribution of MHFG’s shares under the Program, whereby the distribution will be deferred over three years, and the deferred portion will be subject to reduction or forfeiture depending on certain factors, including the performance of the Company Group or the relevant Directors, Executive Officers, and Specialist Officers.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of June 30, 2018 was ¥2,424 million for 13,319 thousand shares (the carrying amount as of March 31, 2018 was ¥2,424 million for 13,319 thousand shares).

Notes to Quarterly Consolidated Balance Sheet

*1.	Non-Accrual, Past Due & Restructured Loans, which are included in Loans and Bills Discounted, are as follows:

	(Millions of yen)
	As of March 31, 2018	As of June 30, 2018
Loans to Bankrupt Obligors	21,271	19,729
Non-Accrual Delinquent Loans	332,702	309,807
Loans Past Due for Three Months or More	617	1,218
Restructured Loans	240,777	208,000
Total	595,369	538,755

The amounts given in the above table are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*2.	Amounts of liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2018	As of June 30, 2018
1,309,432	1,340,269

Notes to Quarterly Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the three months ended June 30, 2017	For the three months ended June 30, 2018
Gains on Sales of Stocks	66,824	98,447
Reversal of Reserves for Possible Losses on Loans	21,906	32,981

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the three months ended June 30, 2017	For the three months ended June 30, 2018
Losses on Write-offs of Loans	4,978	13,282

*3.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the three months ended June 30, 2017	For the three months ended June 30, 2018
Gains on Cancellation of Employee Retirement Benefit Trust	—	6,890

*4.	Extraordinary Losses is as follows:

	(Millions of yen)
	For the three months ended June 30, 2017	For the three months ended June 30, 2018
Losses on Impairment of Fixed Assets	1,150	448
Losses on Disposition of Fixed Assets	671	373

Notes to Quarterly Consolidated Statement of Cash Flows

We have not prepared Consolidated Statement of Cash Flows for the three months ended June 30, 2018. Depreciation (including Amortization of Intangible Fixed Assets excluding Goodwill) and Amortization of Goodwill for the three months ended June 30, 2017 and 2018 are as follows:

	(Millions of yen)
	For the three months ended June 30, 2017	For the three months ended June 30, 2018
Depreciation	42,629	42,765
Amortization of Goodwill	1,040	1,030

Changes in Net Assets

For the three months ended June 30, 2017

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 15, 2017	Common Stock	95,173	3.75	March 31, 2017	June 5, 2017	Retained Earnings
The Board of Directors

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 15, 2017 include ¥33 million of cash dividends on treasury stock held by BBT trust account.

For the three months ended June 30, 2018

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of Yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 15, 2018	Common Stock	95,186	3.75	March 31, 2018	June 4, 2018	Retained Earnings
The Board of Directors

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 15, 2018 include ¥49 million of cash dividends on treasury stock held by BBT trust account.

Business Segment Information, etc.

Business Segment Information

1.	Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc. and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others by reportable segment

For the three months ended June 30, 2017

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	160,000	80,600	71,100	120,800	12,600	8,961	454,061
General and administrative expenses (excluding Non-Recurring Losses and others)	179,600	50,500	59,700	49,100	7,100	5,357	351,357
Equity in income from investments in affiliates	2,800	300	800	—	100	397	4,397
Amortization of goodwill and others	100	100	100	600	2,000	570	3,470
Others	—	—	—	—	—	(5,280)	(5,280)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	(16,900)	30,300	12,100	71,100	3,600	(1,849)	98,350

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥13,957 million, of which ¥13,400 million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	Following the change in allocation method for transactions between each segment and “Others” made in April, 2018, reclassification was made on the above table to reflect the relevant change.

For the three months ended June 30, 2018

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	165,200	103,600	90,700	119,600	12,400	13,599	505,099
General and administrative expenses (excluding Non-Recurring Losses and others)	181,300	51,100	58,300	50,400	6,700	9,866	357,666
Equity in income from investments in affiliates	1,400	500	1,800	—	300	215	4,215
Amortization of goodwill and others	100	100	100	600	2,000	503	3,403
Others	—	—	—	—	—	(5,280)	(5,280)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	(14,800)	52,900	34,100	68,600	4,000	(1,836)	142,963

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥29,347 million, of which ¥25,000 million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

3.

The difference between the total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others of reportable segments and the recorded amounts in the Quarterly Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others derived from internal management reporting are different from Income before income taxes recorded in the Quarterly Consolidated Statement of Income.

The contents of the difference for the three months ended June 30, 2017 and 2018, are as follows:

	(Millions of yen)
	For the three months ended June 30, 2017	For the three months ended June 30, 2018
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	98,350	142,963
Credit Costs for Trust Accounts	—	—
General and Administrative Expenses (non-recurring losses)	(7,278)	6,003
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(5,141)	(13,380)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	24,345	35,951
Net Gains (Losses) related to Stocks - Net Gains (Losses) related to ETFs and others	48,348	50,974
Net Extraordinary Gains (Losses)	(161)	7,209
Others	(16,281)	(13,408)

Income before Income Taxes recorded in Quarterly Consolidated Statement of Income	142,182	216,313

Securities

*

In addition to “Securities” on the quarterly consolidated balance sheet, Negotiable Certificates of Deposit in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included. Unlisted stocks and others, the fair values of which are deemed extremely difficult to determine, are excluded.

1.	Bonds Held to Maturity

As of March 31, 2018

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
Japanese Government Bonds	1,959,909	1,984,382	24,472
Foreign Bonds	555,920	537,464	(18,455)
Total	2,515,830	2,521,846	6,016

As of June 30, 2018

	(Millions of yen)
	Quarterly Consolidated Balance Sheet Amount	Fair Value	Difference
Japanese Government Bonds	1,809,901	1,832,402	22,500
Foreign Bonds	548,525	529,253	(19,271)
Total	2,358,426	2,361,655	3,228

(Note)	The fair value is based on market prices as of June 30, 2018 (March 31, 2018) and other data.

2.	Other Securities

As of March 31, 2018

	(Millions of yen)
	Acquisition Cost	Consolidated Balance Sheet Amount	Difference
Stocks	1,564,867	3,582,240	2,017,372
Bonds	16,530,192	16,535,604	5,411
Japanese Government Bonds	13,331,477	13,332,094	616
Japanese Local Government Bonds	236,710	239,333	2,622
Short-term Bonds	99	99	—
Japanese Corporate Bonds	2,961,904	2,964,076	2,172
Other	11,531,850	11,463,293	(68,557)
Foreign Bonds	8,495,236	8,329,141	(166,095)
Other Debt Purchased	185,614	186,533	918
Other	2,850,999	2,947,619	96,620
Total	29,626,911	31,581,138	1,954,226

As of June 30, 2018

	(Millions of yen)
	Acquisition Cost	Quarterly Consolidated Balance Sheet Amount	Difference
Stocks	1,541,575	3,681,670	2,140,095
Bonds	15,913,908	15,911,767	(2,140)
Japanese Government Bonds	12,716,243	12,712,622	(3,620)
Japanese Local Government Bonds	182,597	183,370	772
Short-term Bonds	99	99	—
Japanese Corporate Bonds	3,014,967	3,015,674	706
Other	11,661,039	11,555,317	(105,722)
Foreign Bonds	8,534,666	8,352,169	(182,497)
Other Debt Purchased	168,391	169,253	862
Other	2,957,981	3,033,893	75,912
Total	29,116,523	31,148,755	2,032,232

(Notes)	1.	Unrealized Gains (Losses) include ¥28,273 million and ¥29,617 million, which were recognized in the statements of income for the year ended March 31, 2018 and the three months ended June 30, 2018, respectively, by applying the fair-value hedge method.
	2.	As for the quarterly consolidated balance sheet amount (consolidated balance sheet amount), fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price, or other reasonable value during the last month of the three months ended June 30, 2018 (last month of the fiscal year ended March 31, 2018), and fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value as of June 30, 2018 (March 31, 2018).
	3.	Certain Securities other than Trading Securities (excluding Securities for which it is deemed to be extremely difficult to determine the fair value) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the three months ended June 30, 2018 (the fiscal year ended March 31, 2018) (impairment (devaluation)), if the fair value (primarily the closing market price as of June 30, 2018 (March 31, 2018)) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value.

The amount of impairment (devaluation) for the fiscal year ended March 31, 2018 was ¥3,424 million.

The amount of impairment (devaluation) for the three months ended June 30, 2018 was ¥1,183 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

• Securities whose fair value is 50% or less of the acquisition cost

• Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

	4.	Floating-rate Japanese Government Bonds

Fair values of Floating-rate Japanese Government Bonds, according to our determination that current market prices may not reflect the fair value, are based on the reasonably calculated prices as book value on the quarterly consolidated balance sheet (consolidated balance sheet).

In deriving the reasonably calculated prices, we used the Discounted Cash Flow method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

Money Held in Trust

1.	Money Held in Trust Held to Maturity

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

As of March 31, 2018

	(Millions of yen)
	Acquisition Cost	Consolidated Balance Sheet Amount	Difference
Other in Money Held in Trust	3,199	3,199	—

As of June 30, 2018

	(Millions of yen)
	Acquisition Cost	Quarterly Consolidated Balance Sheet Amount	Difference
Other in Money Held in Trust	3,362	3,362	—

Derivatives Information

(1)	Interest Rate-Related Transactions

As of March 31, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	15,011,748	(1,499)	(1,499)
	Options	466,988	558	141
Over-the-Counter	FRAs	58,352,463	(1,830)	(1,830)
	Swaps	902,416,317	29,522	29,522
	Options	10,274,268	(396)	(396)
Inter-Company or Internal Transactions	Swaps	16,614,032	71,670	71,670

Total		—	98,024	97,607

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) and others are excluded from the above table.

As of June 30, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	15,141,703	(821)	(821)
	Options	656,894	430	302
Over-the-Counter	FRAs	63,256,746	(2,071)	(2,071)
	Swaps	893,122,766	93,497	93,497
	Options	11,484,955	4,676	4,676
Inter-Company or Internal Transactions	Swaps	18,208,498	72,735	72,735

Total		—	168,447	168,319

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) and others are excluded from the above table.

(2)	Currency-Related Transactions

As of March 31, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	113,484	—	—
Over-the-Counter	Swaps	49,506,179	245,294	164,945
	Forwards	97,636,495	68,424	68,424
	Options	4,759,911	26,695	23,113
Inter-Company or Internal Transactions	Swaps	3,190,555	(250,755)	18,009
	Forwards	165,472	(2,090)	(2,090)

Total		—	87,568	272,402

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

As of June 30, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	70,512	—	—
Over-the-Counter	Swaps	49,314,390	265,987	150,081
	Forwards	94,851,670	13,754	13,754
	Options	5,257,805	18,267	13,292
Inter-Company or Internal Transactions	Swaps	2,925,536	(159,185)	20,265
	Forwards	10,547	18	18

Total		—	138,842	197,411

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the quarterly consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

(3)	Stock-Related Transactions

As of March 31, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Index Futures	1,022,835	10,511	10,511
	Index Futures Options	3,521,358	(7,297)	(2,232)
Over-the-Counter	Equity Linked Swaps	242,490	13,938	13,938
	Options	1,039,580	30,158	30,158
	Other	598,146	36,954	36,954

Total		—	84,265	89,329

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting are excluded from the above table.

As of June 30, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Index Futures	1,000,151	8,848	8,848
	Index Futures Options	3,473,766	(11,049)	(4,267)
Over-the-Counter	Equity Linked Swaps	299,944	9,543	9,543
	Options	1,069,297	45,315	45,315
	Other	797,761	102,186	102,186

Total		—	154,844	161,626

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting are excluded from the above table.

(4)	Bond-Related Transactions

As of March 31, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	1,422,265	50	50
	Futures Options	423,572	(62)	(56)
Over-the-Counter	Options	1,655,129	(470)	(76)
	Other	655,462	(393)	(393)

Total		—	(875)	(475)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of June 30, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	2,656,859	702	702
	Futures Options	757,278	26	(140)
Over-the-Counter	Options	1,055,146	54	(47)
	Other	155,079	(485)	(485)

Total		—	298	28

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.

(5)	Commodity-Related Transactions

As of March 31, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	54,993	2,111	2,111
	Futures Options	—	—	—
Over-the-Counter	Swaps	2,516	0	0
	Options	277,478	(362)	(362)

Total		—	1,749	1,749

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

As of June 30, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	47,463	3,412	3,412
	Futures Options	502	(10)	(6)
Over-the-Counter	Swaps	780	0	0
	Options	274,151	(1,925)	(1,925)

Total		—	1,476	1,480

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

(6)	Credit Derivative Transactions

As of March 31, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Credit Derivatives	2,843,073	(2,947)	(2,947)

Total		—	(2,947)	(2,947)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of June 30, 2018

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Credit Derivatives	2,980,030	174	174

Total		—	174	174

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.

Per Share Information

Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the three months ended June 30, 2017	For the three months ended June 30, 2018
(1) Net Income per Share of Common Stock	Yen	4.66	6.34
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	118,290	161,015
Amount not attributable to Common Stock	Millions of yen	—	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	118,290	161,015
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	25,367,097	25,364,804

(2) Diluted Net Income per Share of Common Stock	Yen	4.66	6.34
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	—	—
Increased Number of Shares of Common Stock	Thousands of shares	8,582	5,302
Stock Acquisition Rights	Thousands of shares	8,582	5,302
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects and in which significant changes occurred after the end of the previous fiscal year		—	—

(Note)	In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the three months ended June 30, 2017, was 9,000 thousand and the average number of such Treasury Stock shares deducted during the three months ended June 30, 2018, was 13,319 thousand.

II.	Others

At the meeting of the Board of Directors held on May 15, 2018, the year-end cash dividends for the 16th term were resolved as follows:

Total amount of year-end cash dividends	¥95,186 million
Year-end cash dividends per share
Common Stock	¥3.75
Effective date and starting date of dividend payments	June 4, 2018